EXHIBIT 99.1
                                                                  ------------


                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT


ITEM 1       NAME AND ADDRESS OF COMPANY

             Vasogen Inc.
             2505 Meadowvale Blvd
             Mississauga, ON
             L5N 5S2

ITEM 2       DATE OF MATERIAL CHANGE

             November 9, 2006

ITEM 3       NEWS RELEASE

             A press release with respect to the material change described herein was issued on November 9, 2006 via Canada NewsWire and filed on SEDAR.

ITEM 4       SUMMARY OF MATERIAL CHANGE

             Vasogen Raised US$20.3 Million Through the Sale of Common Shares and Warrants

ITEM 5       FULL DESCRIPTION OF MATERIAL CHANGE

             Vasogen Inc. announced that it has entered into a definitive purchase agreement to raise US$20.3 million in gross proceeds through the sale of its common shares and warrants to institutional investors. Pursuant to the terms of the purchase agreement the Company agreed to sell a total of 43.2 million units at US$0.47 per unit, each unit consisting of one common share, 0.4 of a five-year warrant to purchase a common share at US$0.63 per share and 0.1 of a six-month warrant to purchase a common share at US$0.53 per share. One full warrant is required to purchase one share. If all of the 21.6 million warrants are exercised, the Company will receive an additional US$13.2 million in gross proceeds.

             The Company plans to use the net proceeds of the financing for working capital purposes, including but not limited to funding the continued development of its Celacade(TM) technology and the continued development of the drug, VP025.


ITEM 6       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

             Confidentiality is not requested


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ITEM 7       OMITTED INFORMATION

             Not applicable

ITEM 8       EXECUTIVE OFFICER

             For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 17th day of November, 2006.